Filed by Nuvelo, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: ARCA biopharma, Inc.

Commission File No. 000-22873

The following presentation was made to the employees of Nuvelo, Inc. on September 25, 2008.

Employee Meeting September 25, 2008

Nuvelo/ARCA Merger
Employee Meeting Agenda
•
Details about the merger
•
What the merger means to Nuvelo
•
What the merger means to you
•
Rules of the road
•
Q&A
•
Where to go with additional questions

About the Merger – The Basics
•
Definitive merger agreement announced this morning
–
Conference call with investors/analysts
•
Merger creates a late-stage cardiovascular focused
company with near-term commercial product
candidate (Gencaro) & mid-stage pipeline asset
(NU172) to drive long-term growth
•
New company expected to be named ARCA
biopharma following closing & will be traded on
Nasdaq
•
Deal expected to close by the end of 2008/early 2009
–
Shareholder approval needed for both companies
–
Reverse stock split expected w/ closing

What the Merger Means
The merger combines Nuvelo’s
• People
• Pipeline
• Financial Resources
…with ARCA’s
• Near-term commercialization opportunity
• Cardiovascular expertise
Result:
• Late-stage cardiovascular company
• Near-term commercial opportunity
• Attractive cardiovascular portfolio for long-term growth
• Addressing major market opportunities
• Experienced cardiovascular leadership
• Financial resources to provide solid foundation
• Multiple significant near-term milestones

Gencaro: Near-term Commercial
Opportunity

Product Overview
• Pharmacologically unique beta-blocker and mild vasodilator being developed for heart failure
• ARCA has identified common genetic variations that predict individual patient response to Gencaro
• Companion genetic test being developed by LabCorp
Recent/upcoming Milestones:
1   half, 2010
Anticipated Launch
Mid 2009
Anticipated regulatory decision
1   half, 2009
FDA Cardio-Renal Advisory Committee Meeting
Accepted last week
New Drug Application (NDA) filing with FDA
st
st

Driving Long-Term Growth

NU172: Phase 2 trial design and timing remains
unchanged
• First Phase 2 trial in CABG
• Initiate trial in 4   quarter 2008 or 1   quarter 2009
Building a cardiovascular pipeline
• Focus on evaluating pharmacogenetically targeted
cardiovascular therapies to add to pipeline
th
st

About the Merger - Leadership
•
Chief Executive Officer: Richard B. Brewer
– Current president & CEO of ARCA
– Former president & CEO of Scios
– Former SVP of sales and marketing at Genentech
•
Chief Science & Medical Officer: Michael R. Bristow, MD, PhD
– Current founder, chairman & CSMO of ARCA
– Former founder & CSMO of Myogen
•
EVP of Commercial Operations: Randall St. Laurent
– Current EVP of commercial operations at ARCA
– Former VP of commercial development at Scios
•
VP of Marketing: James Carr
– Current VP of marketing at ARCA
– Formerly led GSK’s launch of Coreg for post-MI indication
•
Lee Bendekgey staying on as interim CFO
•
Ted Love will be part of the combined board of directors in addition to
Burt Sobel and Mary Pendergast

Washington
Oregon
Idaho
Montana
North Dakota
South Dakota
Minnesota
Wisconsin
Michigan
Vermont
Maine
New Hampshire
New York
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Maryland
Pennsylvania
Ohio
West Virginia
Virginia
Indiana
Illinois
Iowa
Nebraska
Wyoming
Nevada
California
Utah
Colorado
Kansas
Missouri
Kentucky
North Carolina
Tennessee
South Carolina
Georgia
Alabama
Mississippi
Arkansas
Oklahoma
New Mexico
Arizona
Texas
Louisiana
Florida
Hawaii
Alaska

ARCA biopharma

8 ARCA will maintain headquarters in Broomfield, CO with facilities in San Carlos, CA

What the Merger Means to You
•
The Combined Company
–
~ 60-70 employees
–
Will reflect the expertise needed to move late and mid-stage cardiovascular programs forward
–
We are in active discussions regarding potential partnering
for NU206 and Wnt Therapeutics programs
–
Research will be deemphasized
•
Before the Deal Closes
–
Meeting with ARCA management to determine which
positions will be kept
–
Regular employee positions secure through close of the deal
–
Severance plan in place
–
Continue to advance programs as planned

Employee Rules of the Road
•
Don’t respond to any inquiries from media, analysts
or investors
–
“I don’t know.”
–
“I’m not the person to ask.”
–
“I don’t have that information.”
–
“I’m not authorized to give further details.”
•
Direct all inquiries to Lee Bendekgey

Q&A 11

Where to Go with Questions • Please address any questions about employment, benefits, work environment or impact of the merger to Ray Mendonca, Sr. Director, Human Resources 12

About Nuvelo

Nuvelo, Inc. is dedicated to improving the lives of patients through the discovery, development and commercialization of novel drugs for acute cardiovascular disease, cancer and other debilitating medical conditions. Nuvelo’s development pipeline includes NU172, a direct thrombin inhibitor which has completed Phase 1 development for use as a potential short-acting anticoagulant during medical or surgical procedures; and NU206, a Wnt pathway modulator in Phase 1 development for the potential treatment of chemotherapy/radiation therapy-induced mucositis and inflammatory bowel disease. In addition, Nuvelo is pursuing research programs in leukemia and lymphoma therapeutic antibodies and Wnt signaling pathway therapeutics to further expand its pipeline and create additional partnering and licensing opportunities.

Information about Nuvelo is available at our website at http://www.nuvelo.com or by phoning 650-517-8000.

About ARCA biopharma

ARCA biopharma, Inc. is a privately held company focused on developing and commercializing genetically targeted therapies for heart failure and other cardiovascular diseases. The Company’s lead product candidate, Gencaro™ (bucindolol hydrochloride), is an investigational pharmacologically unique beta-blocker and mild vasodilator being developed for heart failure and other indications. ARCA has identified common genetic variations that predict individual patient response to Gencaro. The companion genetic test for Gencaro is in development by ARCA’s partner, Laboratory Corporation of America. For more information please visit www.arcabiopharma.com.

Forward-looking statements

This press release contains “forward-looking statements” which include, without limitation, statements regarding the completion of the proposed merger transaction between Nuvelo, ARCA and Dawn Acquisition Sub, Inc., the transaction’s anticipated benefits, timing, progress and anticipated completion of the combined company’s clinical stage and research programs, including possible regulatory approval, the potential benefits that patients may experience from the use of the combined company’s clinical stage compounds, and the cash position of the combined company, which statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements are based on our management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, failure of Nuvelo or ARCA’s stockholders to approve the merger, the ability to complete the transaction contemplated by this communication in a timely fashion, the risk that Nuvelo’s and ARCA’s business operations will not be integrated successfully; the combined company’s inability to further identify, develop and achieve commercial success for products and technologies; the risk that the combined company’s financial resources will be insufficient to meet the combined company’s business objectives; uncertainties relating to drug discovery and the regulatory approval process; clinical development processes; enrollment rates for patients in our clinical trials; changes in relationships with strategic partners and dependence upon strategic partners for the performance of critical activities under collaborative agreements; and the impact of competitive products and technological changes. These and other factors are identified and described in more detail in Nuvelo’s filings with the SEC, including without limitation Nuvelo’s quarterly report on Form 10-Q for the quarter ended June 30, 2008 and subsequent filings. We disclaim any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find It

Nuvelo intends to file a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy statement/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Nuvelo Investor Relations at the email address: ir@nuvelo.com or by phone at 650-517-8000.

In addition to the registration statement and related proxy statement/prospectus, Nuvelo files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Nuvelo, Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Nuvelo, Inc.’s filings with the SEC are also available to the public from commercial document-retrieval services and at SEC’s website at www.sec.gov, and from Investor Relations at Nuvelo as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Nuvelo, ARCA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Nuvelo in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of described above. Additional information regarding the directors and executive officers of Nuvelo is also included in Nuvelo’s proxy statement for its 2008 Annual Meeting of Stockholders which was filed with the SEC on April 23, 2008 and its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 12, 2008. These documents are available as described above.